SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 13, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI creates International Advisory Council

o Leading executives join Council - Jacques Bougie, Clarence Chandran, Harvey Golub and Michael Hepher

Montreal, Quebec, February 13, 2004 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;) is pleased to announce the creation of an International Advisory Council. The Council’s mission is to provide strategic counsel towards CGI’s vision of becoming a world-class IT and BPS leader. CGI will leverage the Council’s experience to better serve its global clients. Council members are chosen for their track record as leaders of global corporations as well as their knowledge of key vertical economic sectors and geographic markets in the United States, Europe and Canada.

Jacques Bougie, the former CEO of Alcan, will take the leading role as chairman of the Council. Joining him as Council members are Clarence Chandran, Harvey Golub and Michael Hepher.

Since his early retirement from Alcan in 2001 as president and CEO, following 22 years holding various management positions with Alcan, Jacques Bougie has been involved in several community and business initiatives that capitalize on his ability to coach and advise. He has served and still serves on several boards of directors and has chaired several international associations.

Clarence Chandran had a 28-year career in the telecommunications industry before an early retirement in May 2001 as chief operating officer and director of Nortel Networks Corporation. Before this time he held several senior-level positions with Nortel worldwide. Clarence Chandran was appointed president, Business Process Services (BPS) and chairman of the board, India with CGI in November. As announced in a separate press release today, due to health reasons he is stepping down from his position but will remain as chairman of the board of CGI in India.

Harvey Golub is the retired chairman and CEO of American Express, where he spent 17 years, and possesses a tremendous amount of global experience in strategy and international operations management. Under his leadership, American Express redefined its core business resulting in record top and bottom line growth. Mr. Golub is also active on several boards and various philanthropic activities. He is based in New York.

Michael Hepher, an actuary by profession, has held several senior management positions for global leaders including British Telecommunications, where he was group managing director. He was also chairman and CEO of Lloyds Abbey Life and of Charterhouse Group. He is based in London, England.

The Council will complement CGI’s expertise in international markets helping CGI fine tune its strategies and tactics in keeping with its goal of helping its clients win and grow. The Council will do this through advising on differing business practices, pursuing opportunities as well as developing trends and identifying key influencers in business and government.

Serge Godin, chairman and CEO of CGI said: “I am honored to be collaborating with such high caliber business leaders. Together we will take steps towards further realizing the CGI dream of becoming a leading player in the IT services and BPS field. Creating the council is in response to our growing global clientele as we want to be with them every step of the way.”

Jacques Bougie, chairman of the International Advisory Council added: “As a team, the Council will pool together expertise to help CGI continue its global expansion. I am delighted to be associated with such a fine company. While Alcan was CGI’s first major industrial outsourcing contract over 20 years ago, CGI supported Alcan in achieving global leadership. I believe CGI has the wherewithal to continue to evolve as a global leader.”

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe and centers of excellence in India. CGI’s annualized revenue run rate is currently CDN$2.8 billion (US$2.1 billion) and at December 31, 2003, CGI’s order backlog was CDN$12.2 billion (US$9.3 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations

(514) 841-3230

Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: February 13, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary